Exhibit 4.54

Spouse Consent Letter

The undersigned, Xie Guoming, (Passport No.: [          ]), is the lawful spouse of Wang Meiqi (Identification No.: [          ], “My Spouse”).  I hereby unconditionally and irrevocably agree to the execution of the following documents by My Spouse as of October 1, 2019 (the “Transaction Documents”) and the disposal of the equity interest of Beijing Kuwo Technology Co., Ltd. (the “Domestic Company”) held by My Spouse and registered in her name pursuant to the provisions of the following documents:

(1)	The equity interest pledge agreement by and among Wang Meiqi, Yeelion Online Network Technology (Beijing) Co., Ltd. (the “WFOE”), the Domestic Company and other parties.
(2)	The exclusive option agreement by and among Wang Meiqi, the WFOE, the Domestic Company and other parties.
(3)	The voting trust agreement by and among Wang Meiqi, the WFOE, the Domestic Company and other parties; and
(4)	The debt assignment and offset agreement by and among myself, Wang Meiqi and the WFOE.

I hereby confirm that I do not enjoy any interests or rights in the Domestic Company and hereby undertake not to make any assertions in respect of the equity interest of the Domestic Company held by My Spouse. I further confirm that, My Spouse can perform the Transaction Documents and further amend or terminate the Transaction Documents or execute other agreements to replace the Transaction Documents absent any authorization or consent from me.

I hereby undertake to execute all necessary documents, and take all necessary actions, to ensure appropriate performance of the Transaction Documents (as amended from time to time).

Signature:	/s/ Xie Guomin
Date:	October 1, 2019